Kevin Wolf
Co-founder, CEO and President
kwolf@windharvest.com

Kevin Wolf has been an integral part of Wind Harvest International ince its beginning. Some of his accomplishments include:

- Investing in the original Wind Harvest Company in 1990.
- Consulting for Wind Harvest Company from 2000-2005
- Wrote and completed two grants from the California Energy Commission. Co-authoring a paper on aerodynamic modeling of the coupled vortex effect.
- Key to closing the Series A round.
- Taking over and facilitating the engineering team's operation and testing of Model 3.0
- Facilitating the engineering teams design of Model 3.1
- Securing site agreements for Wind Harvester projects in Barbados, Scotland and California.
- Producing the Company's websites
- Publishing papers in North America Clean Energy and Windpower Engineering
- Because CEO in 2019
- Raising $1.95 million in a crowdfunding/506c offering in 2020-21.
- Converting $10 million in Company debt into equity in 2022.
- Completed two Company audits

Wolf graduated with a BS in Evolution and Ecology from UC Davis. He is a co-founder and active member of N St Cohousing in Davis CA, the first cohousing community in the U.S. Wolf is the Chair of the California Clean Money Action Fund that has been passing political and election advertising disclosure laws. He also co-chairs the Ocean Iron Fertilization Alliance.